February 7, 2005

By Facsimile and U.S. Mail

Lawson M. Vicario, Esq.
Wyche Burgess Freeman & Parham, PA
PO Box 728
Greenville, SC 29602-0728

	Re:	RSI Holdings, Inc.
      	Schedule 14D-9
      	Filed January 28, 2005

Dear Ms. Vicario,

	We have the following comments on the above-referenced filing:

Schedule 14D-9

1. Revise to provide additional detail about the background of the transaction. In doing so, clarify the background of the engagement of the financial advisor, including the special committee`s engagement of the financial advisor with respect to the prior proposed transaction.

2. Disclose the fee paid to the financial advisor by the company.
Quantify the portion of the fee, if any, which is contingent on the success of the transaction. Disclose whether the company has paid the financial advisor any fees in the last two years.

Schedule B - Summary and Analysis of Economic Evaluations

3. Revise to clarify what weight the financial advisor gave to each method of valuation discussed here. Clarify the extent to which the financial advisor used the comparable company information.

4. In the net operating loss analysis, clarify why, "[f]or
purposes of this Opinion, the Company is deemed to have a negative shareholders equity and minimal prospects . . . ." (emphasis added). Did the financial advisor draw this conclusion or was the financial advisor told to make these assumptions by persons at the company?

5. Please disclose how the discount rates and multiples used in these analyses were determined. For example, in the discounted cash flow model, the financial advisor assumed net cash flow would increase at 3% per year. The financial advisor also used a 25% discount rate in this analysis. Disclose how these rates were chosen.

6. In the discounted cash flow analysis, revise to explain the "subjective data" and net loss carryforwards used and quantify the assumption regarding the "significant reduction in operating expenses."

7. In the stock transactions analysis, the financial advisor indicates that the "offer price represents a 25% premium to the typical public price." Clarify the use of the term typical. Did the financial advisor calculate an average or weighted average market price?

8. The financial advisor indicates in the comparable companies analysis that a search of similar businesses "provided a list of companies with a wide range of values for performance ratios and capital structure ratios" and that the financial advisor used information on other companies found in the SEC filings of another company, which is named in the document. It is unclear why the filings of the unrelated company were identified here or why the financial advisor considered this filing a "source of useful information." Is the financial advisor attempting to rely on or incorporate the analysis in that document? If so, clarify for us the basis upon which the financial advisor may do so. In addition, clarify whether the financial advisor identified any comparable companies, and if so, what analysis was performed with respect to those companies. Identify the comparable companies. If no comparable companies were identified, revise to clarify this fact. Finally, clarify how the comparable companies analysis supports the financial advisor`s opinion.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions